SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 2
TO
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
TECH DATA CORPORATION
(Name of Subject Company (Issuer))
TECH DATA CORPORATION
(Name of Filing Corporation (Issuer))
2.0% Convertible Subordinated Debentures due 2021
(Title of Class of Securities)
878237AB2 and 878237AC0
(CUSIP Numbers of Classes of Securities)

JEFFERY P. HOWELLS
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
TECH DATA CORPORATION
5350 TECH DATA DRIVE
CLEARWATER, FLORIDA 33760
TELEPHONE: (727) 539-7429
(Name, address and telephone number of person authorized to receive notices and communication on behalf of filing persons)

COPIES TO:
FRANK N. FLEISCHER, ESQ.
GRAYROBINSON, P.A.
201 N. FRANKLIN STREET, SUITE 2200
TAMPA, FLORIDA 33602
TELEPHONE: (813) 273-5135

CALCULATION OF FILING FEE

TITLE OF EACH CLASS		PROPOSED MAXIMUM	PROPOSED MAXIMUM	AMOUNT OF
OF SECURITIES TO BE	AMOUNT TO BE	OFFERING PRICE	AGGREGATE	REGISTRATION
REGISTERED(1)	REGISTERED	PER UNIT(1)	OFFERING PRICE(1)	FEE

2.0% Convertible Subordinated Debentures due 2021 (“New Debentures”)	$290,000,000 (2)	100%	$290,000,000	$36,743 (3)

(1)	This Schedule TO relates to the exchange by Tech Data of an aggregate principal amount of up to $290,000,000 of Tech Data’s new 2.0% Convertible Subordinated Debentures due 2021 (the “New Debentures”), for a like principal amount of Tech Data’s currently outstanding 2.0% Convertible Subordinated Debentures due 2021 (the “Existing Debentures”).
(2)	This amount is the maximum principal amount of Tech Data’s issued and outstanding Existing Debentures that Tech Data may receive from tendering holders.
(3)	The registration fee of $36,743 has been paid in connection with the Company’s Registration Statement on Form S-4, filed concurrently with this Schedule TO. The amount of the registration fee was calculated, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on $290,000,000, the outstanding principal balance as of November 16, 2004 of the Existing Debentures that Tech Data may receive from tendering holders.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,743	Form or Registration No.: Form S-4
Filing Party: Tech Data Corporation	Date Filed: November 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 2 (this "Amendment") to Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by Tech Data Corporation, a Delaware corporation ("Tech Data") on November 16, 2004, as amended by Amendment No. 1 filed on December 8, 2004 (collectively, the "Schedule TO"), in connection with its offer to exchange (a) an aggregate principal amount of up to $290,000,000 of Tech Data's New 2.0% Debentures for a like principal amount of Tech Data's currently outstanding 2.0% Convertible Subordinated Debentures due 2021 (the "Existing Debentures") upon the terms and subject to the conditions contained in the prospectus dated December 14, 2004 (the "Prospectus") and the related Letter of Transmittal which are a part of Tech Data's Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission concurrently with the Schedule TO. This Amendment is filed to satisfy the reporting requirements of Section 13(e) of the Securities Act of 1934, as amended, and the rules promulgated thereunder.

     The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 11. Additional Information.

     Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following information:

     (b)  Other Material Information. On December 15, 2004, Tech Data issued a press release announcing the results of the exchange offer, which expired at midnight on December 14, 2004. A copy of this press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated in this Item 11(b) by reference.

Item 12. Exhibits.

Exhibit
Number	Description of Document
(a)(4)	Prospectus, dated December 14, 2004, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.
(a)(5)(ii)	Press Release issued by Tech Data Corporation on December 15, 2004, filed pursuant to Rule 425 and incorporated by reference herein (announcing results of the issuer tender offer).

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECH DATA CORPORATION

	By	/s/ Jeffery P. Howells

	Name:	Jeffery P. Howells
Title: Executive Vice President and Chief Financial Officer

Dated: December 15, 2004

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EXHIBIT INDEX

Exhibit
Number	Description of Document
(a)(4)	Prospectus, dated December 14, 2004, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.
(a)(5)(ii)	Press Release issued by Tech Data Corporation on December 15, 2004, filed pursuant to Rule 425 and incorporated by reference herein (announcing results of the issuer tender offer).

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